November 19, 2024

Tony Koblinski
Chief Executive Officer
TCFIII SPACECO HOLDINGS LLC
5351 Argosy Avenue
Huntington Beach, CA 92649

       Re: TCFIII SPACECO HOLDINGS LLC
           Draft Registration Statement on Form S-1
           Submitted October 22, 2024
           CIK No. 0002040127
Dear Tony Koblinski:

       We have conducted a limited review of your draft registration statement and have the following comment(s).

        Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Summary, page 1

1. Please balance the disclosure in the summary by addressing the challenges that you face. Please disclose your indebtedness.
 November 19, 2024
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Financial and Non-GAAP Operating Measures, page 68

2. We note you present the Non-GAAP financial measures, Adjusted EBITDA and Adjusted EBITDA margin, and they include adjustments for integration expenses and
       non-recurring restructuring costs and lender and administrative agent fees. Please address the following:
           You disclose that integration expenses and non-recurring restructuring costs
           include amounts incurred or paid as a part of the Company   s
rebranding efforts,
           which included signage redesign, installation of new signage, and associated personnel costs. Please explain to us the nature of these costs and why you believe they do not represent normal, recurring operating expenses. In doing so, please quantify for us the amounts that represent process improvement and/or strategic initiatives from the amounts that represent costs related to a formal restructuring plan and integration costs from actions related to business acquisitions; and
           It appears that lender and administrative agents fees are also normal operating expense related to your business. Please revise your disclosure to not exclude lender and administrative agent fees from Non-GAAP performance measures or explain why you believe the adjustment is appropriate.
       Please explain your consideration of Question 100.01 of the Non-GAAP Financial
       Measures Compliance and Disclosure Interpretations in determining the appropriateness of these adjustments.
3. We note on page 70 that you present Adjusted EBITDA margin, but do not present the most directly comparable GAAP measure, net income / (loss) margin, with equal or greater prominence. Please revise your disclosure to present the most directly comparable GAAP measure with equal or greater prominence in accordance with Item
       10(e)(1)(i)(A) of Regulation S-K.
Business
Government Contracts, page 84

4. To the extent material, please quantify the amount of revenue attributable to government contracts or subcontracts. Refer to Item 101(c)(1)(i) and
(iv) of
       Regulation S-K.
Properties, page 85

5. Please revise to provide more detailed information regarding your properties.
Intellectual Property, page 86

6. We note your disclosure that you rely on patents, trademarks, trade secrets and proprietary knowledge and technology in order to maintain a competitive advantage.
       Please revise to disclose the duration and effects of any patents, trademarks, licenses, franchises, and/or concessions held by the company, as applicable. Refer to Item
       101(c)(1)(iii) of Regulation S-K.
 November 19, 2024
Page 3
Raw Materials, page 86

7. Please revise to identify the raw materials used to manufacture your products.
Executive Compensation, page 93

8. In your next amendment please include the missing information including the information for your summary compensation table.
Principal Stockholders, page 99

9.     Please revise this section to include all the information required by
Item 403 of
       Regulation S-K. Including prominent disclosure of the title of class of security and the address of each individual/entity owner.
Forum Selection, page 102

10. We note that your forum selection provision identifies a state court located within the
       State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive
       forum for certain litigation, including any    derivative action.
Please disclose whether
       this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.
Note 10. Membership Units
Profit interest units, page F-23

11. We note that ASC 710, Compensation was applied to account for the PIUs. Please tell us the specific characteristics of the PIUs that you considered and your basis for the accounting treatment, including specific authoritative guidance that supports your analysis. Also, revise to disclose any expected changes to the PIUs upon corporate conversion.
Notes to Consolidated Financial Statements
Note 11. Provision for Income Tax, page F-23

12.    We note that your tax rate reconciliation includes a    Return to
provision    line item.
       Please clarify for us and disclose in your filing the nature of the return to provision true-up line item. In addition, please provide us with a comprehensive analysis to show how you determined whether your return to provision adjustment is a change in accounting estimate or an error correction pursuant to ASC
250.
 November 19, 2024
Page 4
General

13.    Please revise your registration statement to provide under separate title
       "Determination of Offering Price" the various factors considered in determining your initial offering price. See Item 505(a) of Regulation S-K.
14.    We note your disclosure regarding rights of certain shareholders under the
       Stockholder   s Agreement. Please disclose these rights in your summary
and include
       appropriate risk factor disclosures.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Eiko Yaoita Pyles at 202-551-3587 or Ernest Greene at 202-551-3733
if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-
3754 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing